## TERMS FOR PRIVATE PLACEMENT CONVERTIBLE PROMISSORY NOTE OF VANMILE, LLC

The following is a description of a proposed offering of securities, is of a summary nature, does not purport to be complete, and is qualified in its entirety by reference to the Offering Materials (the "Offering Materials"), which fully provide for the terms of the Convertible Promissory Notes.

## THE OFFERING

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| *Issuer:* | Vanmile, LLC, a North Carolina limited liability company (the "Company"). |
| *Securities to be Issued:* | Convertible Promissory Notes (each a "Note" and together the "Notes"). The Notes shall be unsecured general obligations of the Company and will be subordinated to any Senior Debt of the Company. |
| *Amount of the Offering:* | The Company is seeking to raise $105,275 (the "Offering Amount") from potential investors through the offer and sale of the Notes (the "Offering"). |
| *Minimum Investment:* | $250; unless otherwise agreed to by the Company in limited circumstances. |
| *Investor Suitability:* | This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Notes will be offered and sold only to persons whose investment in the Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Eligible Investors"). |
| *Interest Rate:* | Eight percent (8.0%) per annum compounded annually (365-day basis). |
| *Maturity:* | The entire outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, shall become immediately due and payable upon demand made in writing by the Holder to the Company any time upon or after 24 |

months following the effective date of the Note.

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| ***Use of Proceeds:*** | The Company intends to use the net proceeds of this Offering for marketing and sales, hiring, and startup development as explained in further detail on the Funding tab of the Company Offering Profile. |

***No Optional Prepayment:*** The Company shall not be entitled to prepay the Note in whole or in part.

***Automatic Conversion Upon a Qualified Financing:*** In the event the Company issues and sells any Equity Securities with an aggregate sales price of not less than $100,000 (excluding the amount of any Notes (or other debt of the Company) that are converted into the Equity Securities) to investors prior to the repayment or conversion of this Note (a "Qualified Financing"), then the entire outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, shall automatically convert without any further action by the Holder upon the closing of such Qualified Financing, into Equity Securities of the same class and/or series issued by the Company in the Qualified Financing.

***Conversion Discount:*** The conversion price upon a Qualified Financing will be equal to 80% of the lowest price per share paid by the investors purchasing Equity Securities in the Qualified Financing.

***Optional Conversion:*** If the Notes have not been converted to Equity Securities prior to the Maturity Date, then, at any time after the Maturity Date until repayment thereof, the Notes may be converted upon the approval of the Administrative Agent and the Majority Investors into Equity Securities of the Company on such terms and at such price as agreed upon by the Company, the Administrative Agent and the Majority Investors at the time of the conversion.

***Prepayment upon a Sale Transaction:*** Unless previously converted as provided for elsewhere in the Note, the Company shall prepay the entire outstanding principal amount of the Note, plus all accrued and unpaid interest thereon, upon the occurrence of a Sale Transaction occurring prior to the Maturity Date.

***Default:*** The occurrence of any one or more of the following shall constitute an "Event of Default" under this Note: (a) if any one (1) payment of principal and/or interest due to the Investor is not paid by the Company on or prior to the due date, as defined in this Note, and the non-payment continues for a period of ten (10) Business Days thereafter; (b)  an involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any of its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;

(c)     the Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (c) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing; (d) If any representation or warranty made in the Note by the Company shall be materially incorrect when made or deemed made.

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| ***Subscribing for an Investment:*** | Investors interested in subscribing for the Notes will be required to complete and return to the Company the Subscriber's Qualified Investor Questionnaire and Subscription Agreement, and the Note (collectively, the "Subscription Documents"). Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in certain circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile. Each individual investment transaction will be closed on an Investor-by-Investor basis upon the Company's acceptance of a Subscriber's subscription for the Notes together with a form of payment as specified on the Localstake Marketplace Platform. |
| ***Closings:*** | The Offering shall be available to potential Investors until the Closing of the sale and purchase of the Notes, which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Notes for the Offering Amount, (ii) May 31st, 2020 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date").<br><br>The Notes are offered by the Company on a best efforts, |

minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Offering Amount has been satisfied. Once the Offering Amount has been received by the Escrow Agent in the Escrow Account, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials.

*Expenses:*

As compensation for Localstake Marketplace LLC's ("Localstake") services in connection with the Offering, Localstake shall be entitled to receive a placement fee paid by the Company in the amount of 5% of Gross Proceeds raised.

*Amendment:*

The Notes may be amended with the consent of the Company, the Administrative Agent, and holders holding a majority of the aggregate outstanding Investment Amount of the Notes.

*Mandatory Binding Arbitration:*

Any Claims made under the Notes are subject to a binding Arbitration Provision, with such arbitration being conducted in the nearest available location to Charlotte, NC.